SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2006

Telefónica de Argentina S.A.
(Exact name of registrant as specified in its charter)

Telefonica of Argentina Inc.
(Translation of registrant’s name into English)

Avenida HUERGO 723
Ground Floor
(C1107A0H) Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica de Argentina S.A.

TABLE OF CONTENTS

Item

1	Letter to the Buenos Aires Stock Exchange dated February 3, 2006, regarding the final redemption of Class 3 Fixed Rate Corporate Bonds for $103,850,868.

2	Letter to the Buenos Aires Stock Exchange dated February 7, 2006, regarding the resignation of incumbent director Alfredo Mac Laughlin and the appointment of a new incumbent director and member of the Audit Committee.

Item 1

Telefónica de Argentina S.A.

Buenos Aires, February 3, 2006.

Messrs.
Bolsa de Comercio de Buenos Aires [Buenos Aires Stock Exchange]

Ref.: Class 3 Fixed Rate Corporate Bonds

Dear Sirs,

I take this opportunity to write to you on behalf of Telefónica de Argentina S.A., domiciled at Avenida Ingeniero Huergo 723, ground floor, City of Buenos Aires, in order to inform that the Company will proceed to the final redemption of Class 3 Fixed Rate Corporate Bonds for $103,850,868 upon expiration, that is to say February 11, 2006 (or the following business day). In addition, we will proceed to pay interest for $8,308,069.44 as per the attached notice on interest payment.

Yours sincerely,

Pablo Llauró
Attorney

Telefónica de Argentina S.A.

Buenos Aires, February 3, 2006.

Messrs.
Bolsa de Comercio de Buenos Aires [Buenos Aires Stock Exchange]

Ref.: Notice on Interest Payment

Dear Sirs,

I take this opportunity to write to you on behalf of Telefónica de Argentina S.A., domiciled at Avenida Ingeniero Huergo 723, ground floor, and in compliance with the applicable regulations I hereby serve upon you notice of payment of interest corresponding to the Issue of Class 3 Fixed Rate Corporate Bonds for $103,850,868 due on February 11, 2006 made by the Company.

Corporate Bonds for $103,850,868

a)	Place for Payment:
Payment Agent: Caja de Valores S.A, 25 de Mayo 362, City of Buenos Aires, Argentina.

b)	Hours for Payment: Banking Hours.

c)	Start Date of Payment: February 11, 2006 (or the following business day).

d)	Applicable Interest Rate: 8.00% (Interest payable $ 8,308,069.44)

e)	Period on which payment is applicable: Period starting as of February 11, 2005 and ending at February 11, 2006.

Yours sincerely,

Pablo Llauró
Attorney

Item 2

Telefónica de Argentina S.A.

Buenos Aires, February 7th, 2006

Messrs.
Bolsa de Comercio de Buenos Aires [Buenos Aires Stock Exchange]

Ref.: Acceptance of the resignation of incumbent director Alfredo Mac Laughlin. Appointment of a new incumbent director and member of the Audit Committee.

Dear Sirs,

                         I take this opportunity to write to you on behalf of Telefónica de Argentina S.A., domiciled at Avenida Ingeniero Huergo 723, ground floor, City of Buenos Aires, further to our letter of December 21, 2005, in which you were informed of the resignation submitted by Incumbent Director, Mr. Alfredo Mac Laughlin.

                         To that effect, I hereby inform that the Company’s Board of Directors, in a meeting held today, has accepted Mr. Alfredo Mac Laughlin’s resignation and has appointed Alternate Director Mr. Jaime Urquijo Chacón to fill that position.

                         Mr. Jaime Urquijo Chacón has also been appointed member of the Company’s Audit Committee, in replacement of Mr. Alfredo Mac Laughlin.

                         Yours sincerely,

Pablo Llauró
Attorney

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica de Argentina S.A.

Date: February 8, 2005	By:	/s/ Pablo Luis Llauró

		Name:	Pablo Luis Llauró
		Title:	Assistant General Counsel